April 22, 2010

Mr. John M. Matovina
Vice Chairman, Chief Financial Officer and Treasurer
American Equity Investment Life Holding Company
5000 Westown Parkway, Suite 440
West Des Moines, Iowa 50266

Re: American Equity Investment Life Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 30, 2009
File No. 001-31911

Dear Mr. Matovina:

We have reviewed your response filed April 6, 2010 to our comment letter dated March 17, 2010 and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Definitive Proxy Statement on Schedule 14A

Base Pay and Discretionary Cash Bonuses, page 21

1. It is unclear whether you intended your response to represent proposed disclosure that you intend to include in your 2011 proxy statement. Assuming that it is, please expand your discussion to address the following points:

    - The percentage of base salary that corresponds to minimum, target and maximum levels of performance;

    - The degree of achievement of the performance goals to the extent they can be quantified that corresponds to minimum, target and maximum levels; and

- A commitment by you to discuss the actual levels of achievement of each of the performance goals as determined by the Compensation Committee.

If you did not intend for your response to act as draft disclosure please submit such disclosure to us in your next response. You may rely on Rule 83 in either submitting new disclosure or revising earlier disclosure, as you have in earlier responses.

* * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Scot Foley, Staff Attorney, at (202) 551-3383 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director